Global X Funds
605 Third Avenue, 43rd Floor
New York, NY 10158

September 23, 2021

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303
Attention: Mindy Rotter
Re:    Registration Statement on Form N-14 of the Global X Funds (File No. 333-259043)

Dear Ms. Rotter:

On August 24, 2021, the Global X Funds (the "Trust" or the "Registrant") filed with the Securities and Exchange Commission (the “Commission”) a registration statement on Form N-14 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “1933 Act”) related to the proposed reorganization (the “Reorganization”) of the Global X MSCI Norway ETF (the “ Target Fund”) into the Global X FTSE Nordic Region ETF (the “Acquiring Fund” and, collectively with the Target Fund, the “Funds” ), each a series of the Trust. The Trust responded to comments from the staff of the SEC (the “Staff”) on September 17, 2021. This letter responds to the Staff's supplemental comments with respect to the Registration Statement that you provided on September 21, 2021 to the undersigned. The Trust will file definitive versions of the Prospectus/Information Statement and the Statement of Additional Information included in the Registration Statement pursuant to Rule 497(c) under the 1933 Act that will incorporate the responses to the Staff’s comments noted below (the “497 Filing”).

Below we have summarized your comments, in italics, and presented the Registrant’s response to each comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.
1. Comment: Please make sure to include the correct 1933 Act file number in future correspondence.

Response: The Registrant confirms that the 1933 Act file number (333-259043) will be used on all future correspondence.
2. Comment: With respect to the portfolio repositioning of the Acquiring Fund, please provide in correspondence the disclosure that will be included in the prospectus and 497 filing. In addition, please confirm in correspondence that the disclosure will comply with Form N-14.

U.S. Securities and Exchange Commission
Attention: Mindy Rotter
September 23, 2021

Response: The Registrant has updated the disclosure in the sections of the Prospectus/Information Statement titled "INTRODUCTION - What are the fees and expenses of each Fund and what might they be after the Reorganization? - Portfolio Turnover" and "INFORMATION ABOUT THE REORGANIZATION AND THE AGREEMENT - Who will pay the expenses of the Reorganization?" as shown below in response to the Staff's comment. In addition, the Registrant believes that the disclosure complies with Form N-14.
Portfolio Turnover

Each Fund pays transaction costs, such as commissions, when it buys and sells securities (or “turns over” its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when you hold Fund shares in a taxable account. These costs, which are not reflected in Annual Fund Operating Expenses or in the Examples above, affect each Fund’s performance. For the fiscal year ending October 31, 2020, the portfolio turnover rates of the Target Fund and Acquiring Fund were 8.38% and 4.90%, respectively, of the average value the Fund’s portfolio. Based on portfolio assets as of September 14, 2021, the Adviser currently estimates that the repositioning of the Acquiring Fund in connection with its investment objective and principal investment strategy changes will result in a portfolio turnover rate of approximately 94.14%. The Adviser will bear all of the transaction costs associated with the repositioning of the Acquiring Fund’s portfolio. In addition, the repositioning of the Acquiring Fund’s portfolio securities may result in the realization of capital gains. However, absent any unanticipated, unusual and significant market dynamics, it is not anticipated that the portfolio repositioning will result in any amounts of capital gains to be distributed to Acquiring Fund shareholders.

Who will pay the expenses of the Reorganization?

All expenses that are solely and directly related to the Reorganization, which are expected to be approximately $75,000-$100,000, will be paid by the Adviser, and will not be borne by the Target Fund’s or the Acquiring Fund’s shareholders. As part of the expenses of the Reorganization, the Adviser will bear the costs of the repositioning of the Acquiring Fund, which are expected to be approximately $35,000-$45,000. The Adviser currently estimates that a significant portion of the Acquiring Fund’s assets (approximately 94.14% based on portfolio assets as of September 14, 2021, and valued at approximately $41,231,500) may be subject to the repositioning. As noted above, the Adviser will bear all of the transaction costs associated with the repositioning of the Acquiring Fund’s portfolio. In addition, the repositioning of the Acquiring Fund’s portfolio securities may result in the realization of capital gains. However, absent any unanticipated, unusual and significant market dynamics, it is not anticipated that the portfolio repositioning will result in any amounts of capital gains to be distributed to Acquiring Fund shareholders. You should consult your tax adviser regarding the U.S. federal income tax consequences to you, if any, of the Reorganization in light of your particular circumstances, as well as the state and local tax consequences, if any, of the Reorganization.

Please do not hesitate to contact me at (646) 716-3239 if you have any questions or wish to discuss any of the responses presented above.

U.S. Securities and Exchange Commission
Attention: Mindy Rotter
September 23, 2021

                        Respectfully submitted,
                        /s/ Susan D. Lively
                        Susan D. Lively, Esq.